

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 21, 2017

Brady K. Long
Senior Vice President and General Counsel
Transocean Ltd.
c/o Transocean Offshore Deepwater Drilling Inc.
4 Greenway Plaza
Houston, TX 77046

> **Re:** **Transocean Ltd.**
> **Registration Statement on Form S-4**
> **Filed October 4, 2017**
> **Response dated November 13, 2017**
> **File No. 333-220791**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 4, 2017**
> **File No. 0-53533**

Dear Mr. Long:

We have reviewed your November 13, 2017 response to our October 30, 2017 comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management Projections

1. While you may include caveats and disclaimers about the reliability of the projected information included in the prospectus and the fact that actual results may differ, it is inappropriate for the party or parties who prepared the projections to disclaim all responsibility for them. Please revise your disclosure accordingly.

2. Please tell us whether day rates and rig utilization levels were considered in each of management's projections.

Base Case Projections

3.   Please clarify the material assumptions upon which the Base Case Projections were based, including the "company-wide cost reductions" and "efficiencies in rig stack and overhead optimization." To that extent, please quantify any assumptions with respect to the pace and magnitude of offshore drilling, reductions to operating expenses for deepwater and harsh environment rig classes, reductions in SPS capex and expenses, reductions in reactivation of cold stacked rigs and shipyard expenses, scrapping of rigs and reactivation of rigs.

Independent Statement of ABG Sundal Collier ASA

4.   Describe the "common market practice methodology" that ABG Sundal Collier used to calculate the theoretical fair value of the Transocean Senior Unsecured Exchangeable Bonds.

5.   We note you indicate that the advisory services and independent statement by ABG Sundal Collier were provided for the assistance of the Songa Board in connection with the consideration of the Offer. Please confirm that this characterization aligns with the requirement for the independent advisor to issue the statement on behalf of Songa Offshore, not the board, pursuant to Section 6-16(4) of the Norwegian Securities Trading Act.

Financial Analyses with Respect to Songa Offshore

6.   The safe harbor protections of the Private Securities Litigation Reform Act do not apply to forward looking statements made in connection with a tender offer. Therefore, please delete the references to the Act and its safe harbor protections in Annex B.

Discounted Cash Flow Analysis

7.   Please revise to explain in greater detail the weighted average cost of capital calculation and the impact of the various considerations, such as contract variations with Statoil, which ultimately resulted in the discount rates of 7.8% to 12.1% underlying the discounted cash flow analysis. In addition, please expand your disclosure to discuss the effect the variations in key assumptions, such as estimated future dayrates for the offshore rigs, economic uptime, operating costs, capital expenditures, reactivation of currently idle rigs and exercise of existing contract options had on the your analysis.

Precedent Bid Premium Analysis

8.   We note that you reviewed publicly available information on bid premiums for 147 tender offers for publicly listed companies in Nordic countries in the period from 2004 to 2017. Please revise to state whether any of such transactions involved offshore drilling

companies or, more generally, energy-related public companies and, if so, separately discuss the stated premiums in such transactions.

9.   We note that during the two-year period prior to the date of the independent statement, ABG Sundal Collier acted as financial advisor to Songa Offshore. Please revise to disclose all fees paid to ABG Sundal Collier during the past two years. See Item 1015(b)(4) of Regulation M-A.

<u>Annex C – Draft Independent Statement to be Published by ABG Sundal Collier</u>

<u>8. Reservations</u>

10.   Please revise to remove the limitation on reliance in the independent statement provided by ABG Sundal Collier. In addition, please file a consent as an exhibit to the Form S-4.

11.   We note your statement in this section that ABG Sundal Collier did not conduct financial due diligence review in the rendering of this statement. Please explain how the financial models developed by ABG Sundal Collier in connection with the estimated net present value and estimated useful life calculations, which formed part of the discounted cash flow analysis, do not constitute "due diligence" as referenced here or revise elsewhere to better explain Songa Offshore's role in preparing these models.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473, Karina Dorin, Staff Attorney, at (202) 551-3763 or Christina E. Chalk, Senior Special Counsel from the Office of Mergers of Acquisitions, at (202) 551-3263 with any questions.


Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Keith M. Townsend
       King & Spalding LLP